Exhibit 99.1

3 July 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

MTX110 Update

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce an update on its key MTX110 programme.

MTX110 is designed for the treatment of childhood brain cancers such as Diffuse Intrinsic Pontine Glioma (“DIPG”), an ultra-rare highly aggressive and inoperable tumour located in the brain stem, that is universally fatal with an average life expectancy of 7 to 9 months. Midatech is also evaluating MXT110 for the treatment of Glioblastoma Multiforme (“GBM”), which is a fast-growing form of brain cancer in adults.

The initial MTX110 study (PNOCO15) in DIPG patients, began in May 2018 and is a combined Phase I (safety) and Phase II (efficacy) programme. Phase I is a dose escalating component originally designed with five dose levels; however, since MTX110 has been well tolerated in the patients treated to date, a further two higher dose levels have been added to the study. This Phase I component is scheduled to complete in Q3 2019.

Based on the Phase I progress to date, the Recommended Phase II Dose (“RP2D”) has preliminary been set at the upper dosage level achieved in this Phase I component. A further small cohort of three patients will now be treated to complete the “3+3 design”, the traditional standard dose escalation schedule in the development of cancer therapeutics, and to confirm this RP2D dose, bringing the total number of patients treated at the final RP2D to five. We expect these patients will join the Phase II efficacy component, which is scheduled to start during Q3/4 2019, following confirmation from the US Food and Drug Administration.

Dr Sabine Mueller, Principal Investigator for the study said: “Midatech’s MTX110 has shown promise as one of the most potent compounds against DIPG brain tumour cells in laboratory experiments. In this first in human study of MTX110 we are encouraged by the excellent safety profile so far and look forward to completing the safety evaluation and commencing the efficacy assessment of the drug later this year.”

Midatech's Chief Executive Officer, Dr Craig Cook, said: "We are delighted to be able to give this update on how the MTX110 programme is progressing. The patients have reacted very well from a safety perspective to MTX110 to date and we hope to advance to the Phase II component later this year and further evaluate MTX110 as a very promising therapy for DIPG, for which there are no effective treatments. We look forward to providing further updates as the development programme progresses."

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring / Heather Armstrong

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body.  The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D makes medicine better, lowers technical risks, accelerates regulatory approval and route to market, and provides newly patentable products. The platform nature of the technologies allows the potential for multiple drug assets rather than being reliant on a single or limited programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using our drug delivery platforms, the ability for products in development, including MTX110, to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.